NYSE
AN ICE EXCHANGE

August 19, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the series of INVESTMENT MANAGERS SERIES TRUST III, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value per share of Mast HedgeIndex Adaptive Equities ETF
- Shares of beneficial interest, no par value per share of Mast HedgeIndex Strategic Commodities ETF
- Shares of beneficial interest, no par value per share of Mast HedgeIndex Corporate Arbitrage ETF
- Shares of beneficial interest, no par value per share of Mast HedgeIndex Managed Futures Strategy ETF

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com